July 2, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop

Attn.:	Robert Babula
Staff Accountant, Division of Corporation Finance

Re:	China Broadband, Inc.
File No. 0-19644
Form 10-KSB for the year ended December 31, 2007
Filed on April 15, 2008

Ladies and Gentlemen:

Reference is hereby made to the comment letter of the Securities & Exchange Commission (the “Staff”) dated as of June 3, 2008 (the “Comment Letter”), with respect to the China Broadband, Inc. (the “Company”), Annual Report on Form 10-KSB, for the year ended December 31, 2007 (the “Original Report”). On behalf of the Company, below are the Company’s responses to the Comment Letter, in number order. Pursuant to our telephone conversation of earlier today, we will file upon approval of the responses herein, an amended Annual Report on Form 10-KSB (the “Amended Report”).

Critical Accounting Policies, page 32

1.
SEC Comment: Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 2 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to Refer to Release Nos. 33-8350 and 34-48960.

Response

The Registrant will revised its disclosure of critical estimates (commencing on page 32 of the Original Report) in the Amended Report to supplement and not duplicate the summary of significant accounting policies. The revised disclosure clarifies and quantifies each critical estimate and clearly identifies the assumptions used to calculate each estimate. In addition, the revised disclosure will discuss and quantify the level of accuracy of previous estimates and assumptions and whether they are likely to change in the future.

Securities and Exchange Commission
July 2, 2008

1. Organization, Description of Business and Basis of Presentation, page F-6

2.
SEC Comment: We have read your disclosure that you have purchased a 51 % interest in Jinan Broadband in two payments, although we do not see where you have made the minimum disclosures required under SFAS no. 141. Revise your financial statements to comply with paragraphs 51-57 of Statement no. 141. Furthermore, provide to us your purchase price allocation with detailed explanations supporting the assigned fair values of assets acquired and liabilities assumed. In this regard, explain how fair value was determined. You may refer to paragraph A 14 of Statement no. 141 for further guidance with regard to assigning value to intangible assets.

Response

The Registrant is revising its disclosures in the Amended Report to include the minimum disclosures required under SFAS No. 141 paragraphs 51 - 57 including the allocation of the purchase price to the assets acquired and liabilities assumed. These revisions will clarify that fair value was determined based on an appraisal of such assets and liabilities. The purchase price was allocated to the assets acquired and liabilities assumed based upon the respective fair values ($10,334,000). Approximately $522,000 of the purchase price was allocated to the Company’s Exclusive Service Agreement (described below) with the seller of the Jinan Broadband business (“Jinan Broadband”), which relates to this acquisition (see response to Comment 3 below).

3.
SEC Comment: Explain to us how you reached the conclusion that the Cooperation Agreement entered into with Jinan Broadband provided for the acquisition of the business. Please be detailed in your response citing all accounting literature used in your analysis. We may have further comment.

Response

As indicated in the Company’s filings, there are two agreements to which the Company’s wholly owned indirect subsidiary is a party, relating to the acquisition of Jinan Broadband and its operational control. These agreements are (i) the Cooperation Agreement between China Broadband, Ltd., our wholly owned subsidiary organized in the Cayman Islands (“China Broadband Cayman”) and Jian Guangdian Jiahe Digital Television Co., Ltd. (“Jinan Parent”) as seller, which governs the terms of our acquisition of Jinan Broadband from Jinan Parent, and specifically provided for the acquisition of a 51% voting and equity controlling interest in an operating broadband cable internet company, Jinan Broadband, based in the City of Jinan, in the Shandong Region of China (the “Cooperation Agreement”) (See Exhibit 10.1, to the Company’s Current Report on Form 8-K, Date of Event January 23, 2007) and (ii) the Exclusive Services Agreement between the Company’s subsidiary and an affiliate of the seller, relating to the allocation of services during the term of the Cooperation Agreement (the “Services Agreement”)(see Exhibit 10.11, to the Company’s Current Report on Form 8-K, Date of Event April 1, 2007).

Securities and Exchange Commission
July 2, 2008

Among other provisions, the Cooperation Agreement assigned a majority of the business operations, pre-tax revenues and control over, Jinan Broadband for a 20 year period to our subsidiary in the PRC, effectively providing for an acquisition of the Jinan Broadband business. In addition, we entered into various agreements that relate to our revenue sharing obligations and management rights of this business.

The general business terms of the Cooperation Agreement which resulted in our completion of the acquisition of the Jinan Broadband business, are, in relevant part, as follows:

•	We received a business license from the local Industry and Commerce Bureau, that enabled us to complete the acquisition and operate the business of Jinan Broadband,

•
Our WFOE in China, which is wholly owned by our China Broadband Cayman subsidiary, acquired and owns the 51% interest in Jinan Broadband with the seller of this business, Jinan Parent, owning the remaining 49% and maintaining minimal rights under the Cooperation Agreement (SFAS No. 141 Appendix A),

•
Jinan Parent sold to our subsidiary, any and all assets “relating to the operation of the business…” (see page 3 of Cooperation Agreement) as well as management rights and revenue sharing rights between us and Jinan Parent (SFAS 141 Appendix A),

•
Most all employees of seller, Jinan Parent, that operated the Jinan Broadband business prior to its sale to us, were also transferred to our subsidiaries’ employ, to continue operating this business on our behalf (see page 6 of Cooperation Agreement, Section 2.4), and further agreed to assist in securing the employment of these key employees,

•	The Company (collectively with its subsidiaries) will appoint three persons of a five person board on the Jinan Broadband level (SFAS 141 Appendix A),

•
That all pre-tax revenues of the Jinan Parent generated during the 20-year term of Cooperation Agreement that relate to the Jinan Broadband business are assigned by Jinan Parent to our controlled subsidiary as service fees (Section 3.3, page 8),

Securities and Exchange Commission
July 2, 2008

•
Similar to provisions found in business sale agreements, the Cooperation Agreement also includes a non-compete provision providing that Jinan Parent shall not invest in or manage any business that competes directly or indirectly with the Jinan Broadband business,

•
Jinan Broadband entered into the Exclusive Service Agreement with Jinan Radio and Television Network and Jinan Parent pursuant to which the parties agreed to cooperate so as to provide one another with technical services related to their respective broadband, cable and Internet content-based businesses.

Based on the foregoing facts, we note the following Financial Accounting Standards:

SFAS No.141 Appendix A explains Paragraph 4 of the statement and in Paragraph A2 states “This Statement defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses.”

SFAS No. 141 Paragraph A3 states “A business combination may be structured in a variety of ways for legal, taxation, or other reasons, which include but are not limited to:

a. One or more businesses become subsidiaries of an acquirer or the net assets of one or more businesses are legally merged into the acquirer.

b. One combining entity transfers its net assets or its owners transfer their equity interests to another combining entity or its owners.

c. All of the combining entities transfer their net assets or the owners of those entities transfer their equity interests to a newly formed entity (sometimes referred to as a roll-up or put-together transaction).

d. A group of former owners of one of the combining entities obtains control of the combined entity.”

Accordingly, based on SFAS No. 141 Paragraphs A2 and A3, the Cooperation Agreement provided for the acquisition of the Jinan Broadband business.

4.
SEC Comment: On page three you disclose that you manage and control the operations of Jinan Broadband subject to certain oversight provisions. Please describe to us in sufficient detail the oversight provisions.

Securities and Exchange Commission
July 2, 2008

Response

Please note our response and explanations of the transfers of all dispositive indicia of control of Jinan Broadband, as provided in the previous Comment “3”, the provisions of which are incorporation by reference herein.

In addition we note that simultaneously with closing of the acquisition of Jinan Broadband under the Cooperation Agreement, the Company entered into the Services Agreement, which detailed, among other things, the warranties received by the Company’s subsidiaries at the time of acquisition, as well as services provided to the Company’s subsidiary, in an ongoing basis. Specifically, the Company’s subsidiary was hired as an exclusive service provider to Jinan Parent and its Parent for services (maintenance, sales etc.) relating to CM broadband access services.

We also note that there are financial management provisions in the Services Agreement, and Cooperation Agreement which permit the Company to control the majority of the board and appoint executive officers of Jinan Broadband.

5.
SEC Comment: Please reconcile for us the initial amount paid of $2,572,125 disclosed herein to the statement of cash flows. It also appears the subsequent payment of $3.2 million occurred in March 2008, so we are unclear why your statement of cash flows indicates you paid approximately $5.7 million for the period ended December 31, 2006.

Response

The Registrant has revised its Statement of Cash Flows to reflect the cash consideration paid of $2,572,125 during the period ended December 31, 2007 and the amount of cash to be paid in the amount of $3,200,000.

6.
SEC Comment: We noted that you assumed liabilities of China Broadband Cayman under the $325,000 principal amount of 7% convertible promissory notes convertible at $.25 per share into 1.3 million shares. Explain if the notes contained a beneficial conversion feature ("BCF") as described in EITF Issue no. 98-5. Provide to us your analysis with regard to this issue. If you conclude a BCF was present, please revise the financial statements.

Securities and Exchange Commission
July 2, 2008

Response

We note that at the time of the issuance of the 7% convertible promissory notes, no specific company was identified and that China Broadband Cayman, the issuer of the Notes, was a private company. Accordingly, at the time of the issuance of these 7% convertible notes, ther was no BCF. Prior to and immediately after the closing of the Share Exchange with China Broadband Cayman, we note that the Company was still a “Blank Check” shell with no operations and minimal cash, trading on the pink sheets, with over 50 million shares outstanding. Accordingly, as detailed more fully below in Comment 9, there was no basis for the share price at the time of the closing of this transaction and the fair market value was clearly below $.25 per share. Accordingly there was no basis for a finding of a BCF at the time of assumption of these notes. Moreover, we note that other shareholders receiving shares in the Share Exchange did not pay cash consideration or other value valued at or above $.25 per share (and in fact, only exchanged shares of China Broadband Cayman, which also had no assets other than cash from these notes and an agreement to enter into the Cooperation Agreement).

7.
SEC Comment: Please explain to us the amount of the expense recognized in connection with the issuance of the warrants to BCGU, LLC, Maxim Financial Corporation and WestPark Capital, Inc. for professional and consulting services, and how you calculated the fair value of the warrants. We also noted the extension of the expiration date with regard to these warrants which is considered a modification to the original award. Please be aware SAB Topic 14A indicates the methodology prescribed by SFAS no. 123R would be appropriate with regard to modifications of nonemployee awards. Please explain how you intend on accounting for the modifications to the terms of the warrants. You may also refer to EITF Issue no. 96-18 and Statement no: 123R.

Response

On January 23, 2007, we issued 500,000 warrants to BCGU, LLC as consideration for professional and related services performed pursuant to our Share Exchange,. There was no public market for our shares (or warrants) at the date of the warrant issuance. The warrants were issued with an exercise price of $0.60. We assigned a value to the warrants based upon the fair value of the services rendered by BCGU, LLC. Accordingly, we valued each warrant at $0.01 and recorded an expense of $5,000 in connection with this issuance.

On such closing date, January 23, 2007, in connection with professional and related services performed, we issued 3,974,800 warrants with an exercise price of $0.60 per warrant to Maxim Financial Corporation, which, among other things, provided office space to China Broadband Cayman from July 2006 through December 2007 at a cost $2,000 per month. The value of services provided, together with costs we committed to reimburse Maxim, was $39,750. Maxim agreed to waive the amount owed by us upon our acquisition of China Broadband Cayman in exchange for the warrants issued. As there was no public market for our shares (or warrants) at the date of the warrant issuance we determined that the amount waived by Maxim to be the value of the warrants issued and therefore valued them at $0.01 and recorded an expense of $39,748 in connection with this issuance.

Securities and Exchange Commission
July 2, 2008

On January 23, 2007, we conducted our first closing in connection with our private equity offering through our placement agent WestPark Capital Inc. We paid WestPark placement agent fees of $320,000 and also issued to them 640,000 warrants. The $320,000 fee was treated as debt issuance costs and was accounted for as a reduction to the equity we raised. The 640,000 warrants were deemed to be part of the fees and were assigned no value and therefore no expense was recorded for the warrants.

Due to certain perceived conflicts, and to avoid disputes and arrange for a financing, the Company and certain members of its management and consultants (including, without limitation, BCGU, Maxim and WestPark) entered into a Settlement Agreement. The Settlement Agreement provided, among other things, that BCGU, Maxim and WestPark will have the right, at any time, to elect to extend the expiration date of their options. We valued the extension based on SFAS 123R utilizing the Black Scholes Option Pricing Formula. We calculated the expense to be approximately $969,000 related to the extension of these warrants. We intend to record these extensions as an expense relating to the Settlement Agreement, as 1) these modifications would never have been entered into without the Settlement Agreement, and 2) the extensions were specifically condition upon, among other things, the execution of the Settlement Agreement and/or releases by such warrant holders. Because these conditions were not all satisfied until early in the second quarter of 2008, we intend to record these expenses and reflect them on the Company’s financial statements in the Quarterly Report on Form 10-Q for the period ended June 30, 2008.

2. Summary of Significant Accounting Policies, page F-8
J) Revenue Recognition, page F-10

8.
SEC Comment: Please explain if your customers prepay any amounts associated with future services, and if so, how you are accounting for such payments. Lastly, please revise your disclosure to indicate the amount of discounts, returns, or other adjustments and where such amounts were recorded in your statements of operations.

Securities and Exchange Commission
July 2, 2008

Response

Certain of our customers prepay amounts associated with future periods. Currently, such prepayments are recorded in revenue upon receipt. The Company believes that these prepayments are immaterial both from an individual and aggregate basis and that such prepayments are consistent between periods. The Company is not liable to return any portion of the prepayments should a customer cancel service and is currently developing accounting systems to track such prepayments. We have revised our disclosures with respect to discounts, returns and other adjustments.

11. Subsequent Events, page F-14
Simultaneous Closing of $4,971,250 Convertible Note and Warrant Financing, issuance of Shares and Warrants, page F-15

9.
SEC Comment: Please tell us how you will account for the convertible notes and warrants issued in the January 11, 2008 placement. Please explain how fair value will be assigned to the notes and the warrants, and if a beneficial conversion feature is present within the convertible notes. Refer to EITF Issue no. 98-5 for guidance.

Response

The Convertible Notes will be recorded as a liability on the balance sheet less the value of the Class A Warrants issued to the Convertible Note Holders. The value of the Class A Warrants was calculated based on SFAS 123R utilizing the Black Scholes Option Pricing Formula. We calculated the expense to be approximately $505,000 related to the issuance of these warrants. We intend to amortize the value of the Class A Warrants over the five year period of the Convertible Notes and record an expense and a corresponding increase to the value of the Convertible Notes.

The deferred issuance costs related to the Convertible Notes will be capitalized and amortized over the five year life of the Convertible Notes.

In response to EITF Issue No. 98-5, and for purposes of calculating fair market value for purposes of the Black Sholes Option Pricing Formula, we note that the Company was previously a “post bankruptcy” pink sheet shell company, with no business, little or no trading activity or freely tradable securities, no market makers and no other market following. Accordingly, despite its acquisition of a business in early 2007, the Company’s share trading price was artificial, erratic and not reflective of the Company’s true market value or relative share price.

Securities and Exchange Commission
July 2, 2008

In order to assess and validate the true value of the Company’s securities, the Company researched and assessed the share price, trading volume and market cap of at least three other companies n January of 2008, each of which operated in similar business sectors in the PRC, and which had similar revenue bases, and that were companies that were acquired by “blank check” shell companies. Each of these entities indicated share prices of between $.35 and [$.80] per share during the time in question.

Symbol	Price 1/11/2008	60 Day Low	60 Day Ytd	Shares Outstanding	Market cap

CVDT	$0.51	$0.42	21,800	53,008,000	27,034,080

CHMO	$0.49	$0.46	23,700	59,396,615	29,104,341

CSGH	$0.80	$.058	230,500	43,422,971	34,738,377

We also note that the above companies were further along in their business plan, and had a greater market following, were authorized for quotations on the OTC Bulletin Board and had a greater number of freely tradable shares and stronger market value.

Additionally, we note that Chardan Capital Markets, LLC, as placement agent in the foregoing offering, negotiated terms that result in an average purchase price of our Common Stock of approximately $.33 per share, presuming conversion of the Notes and including shares issued by Mr. Ng, principal shareholder and a control person of the Company, to these investors as incentive to induce these investor to invest in the Company.

Finally, we note that shortly after the foregoing note offering, and presumably as a result of additional shares becoming eligible for resale under Rule 144, the Company trading price did indeed decline significantly and abruptly, to trading prices that resemble the above comparable entities.

As result of the foregoing, neither the warrants nor the convertible notes issued in this offering contained a Beneficial Conversion Feature as the exercise price of the warrants was $.60 and the Conversion Price of the notes was $.75 per share, both of which were above the fair market value of the Company’s common stock and indeed, above actual trading prices of the Company’s common sock shortly after the transaction.

Securities and Exchange Commission
July 2, 2008

General

10.
SEC Comment: It appears that net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on page 16 and other disclosures in the filing. Please consider the guidance in Rule 4-08(e)(3) of Regulation S-X to determine whether Schedule I is required and revise if appropriate or advise us accordingly. In performing your analysis, please consider the collective impact of all restrictions within the scope of Rule 4-08(e)(3) as they relate to each consolidated subsidiary at the balance sheet date.

Response

We have added a statement in the footnotes to the financial statements and in the Management Discussion and Analysis that clarify the risk factors relating to the restrictions on the ability of any of our subsidiaries to pay dividends to us. We note that all of our material operations are in the PRC and are accordingly restricted from issuing dividends to the Company or to its Cayman Islands subsidiary, China Broadband Cayman. Accordingly As the appropriate restrictions are disclosed in our financial statements, we do not believe that Schedule I is required.

Very truly yours,

/S/Ronniel Levy
Ronniel Levy, Esq.